EXHIBIT 99.16

CONSENT OF SRK CONSULTING (UK) LTD.

The undersigned hereby consents to the use of “SRK Consulting (UK) Ltd.” and “Steffen, Robertson & Kirsten (UK) Ltd.” in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.
The technical report dated July 17, 2009 entitled “Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43 101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Report”);

3.	The current mineral resource estimates of the Namoya Gold Project;

4.
Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”);  and

5.
The annual information form of the Company dated March 29, 2010, which includes reference to my name in connection with information relating to the Twangiza Report, the Namoya Gold Project, the Namoya Report and the Kamituga Report.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 29, 2010	SRK CONSULTING (UK) LTD. By: /s/ Martin F. Pittuck Name: Martin F. Pittuck Title: Principal Resource Geologist